

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Robert McBey
Chief Executive Officer
Calculator New Pubco, Inc.
4221 W. Boy Scout Blvd.
Suite 300
Tampa, FL 33607

>   **Re: Calculator New Pubco, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-4**
>   **Filed September 26, 2023**
>   **File No. 333-271665**

Dear Robert McBey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2023 letter.

Amended S-4 filed September 26, 2023

Risks Relating to Wilson-Davis' Business and Industry
Wilson-Davis will need to obtain additional capital to meet increased excess, page 51

1.   We note your disclosure that Wilson-Davis will be required to have excess net capital of at least $10.0 million as of October 2023. Please revise your disclosures here and elsewhere, such as the Liquidity and Capital Resources discussion beginning on page 210, for the following:
    • Disclose the actual day / date in October 2023 when the requirements become effective for Wilson-Davis.
    • Revise to provide a clear and explicit update on your plans and expectations to

comply with these capital requirements when they become effective. For example, disclose if Wilson-Davis is expected to increase excess net capital by either retaining earnings or infusing external capital by the October 2023 date and specifically how.

- To the extent that the increase to excess net capital is based on infusing external capital, include a discussion of the contractual terms of that arrangement.

Unaudited Prospective Financial Information of the Company, page 110

2. We note your added disclosure in response to our prior comment 1 that the growth of clearing services for introducing broker customers is used in your projections and is expected to be a key driver to meet your revenue projections, with such clearing services projected to provide nearly 35% of Year 5 revenues. Please also include disclosure accompanying the projections explaining the risk that in order to continue the clearing services part of the business, Wilson-Davis will need to obtain additional capital. Additionally, please include disclosure in this section discussing the applicable projections and what assumptions regarding your clearing services were used in preparing the projections, and how failure to meet the increased capital requirements needed to continue with the clearing services may affect the projections. In this regard, clarify if the continued operation and growth in the business area of clearing services for introducing broker customers was an assumption made in the projections. Quantify what amount or percentage of revenue this aspect of the business was projected to produce for each year of the projections that are provided, to the extent applicable and practicable. Please include this information for your combined projections as well as the Wilson-Davis specific revenue projections discussed under "Wilson-Davis," starting at page 114.

Recommendation of the Quantum Board, page 119

3. Please disclose if the Quantum Board is aware of and has considered the risk of Wilson-Davis not being able to continue its clearing services for introducing broker customers and how that may impact the projections and underlying assumptions. Please clarify if the board has considered this risk in making its recommendation to shareholders to approve the transaction. Alternatively, if the board has not considered this, please explain why the board did not consider this risk but are able to still make an evaluation of the reasonableness of the projections in making its recommendation.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

(D), page 166

4. We note your description of pro forma adjustment D states that it is derived from the unaudited consolidated statements of operations of Quantum for the three months ended March 31, 2023. Given that the pro forma information is for the six months ended June 30, 2023, please explain why this information is derived from the three months ended March 31, 2023 or revise to the clarify and identify the appropriate financial statement period that the information is based upon.

Note 4 - Pro Forma Income (Loss) per Share, page 167

5. We note your table on page 168 appears to present pro forma combined information for the year ended June 30, 2023. However, it appears the information and amounts presented are for the six months ended June 30, 2023 rather than for the year ended June 30, 2023. Please revise the column headers of the table on page 168 to refer to the correct periods, or advise.

You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Simon